FOR IMMEDIATE RELEASE

Contact: Eric M. Slomer, FHLBank Pittsburgh, 412-288-7694, eric.slomer@fhlb-pgh.com

FHLBank Pittsburgh Announces Third Quarter 2024 Operating Highlights

PITTSBURGH, October 24, 2024 – The Federal Home Loan Bank of Pittsburgh (FHLBank) announced today unaudited financial results for the third quarter and nine months ended September 30, 2024.

Financial Highlights:
▪Third quarter net income of $134.4 million
▪Third quarter net interest income of $195.3 million
▪Declared a third quarter dividend on activity stock at 9.0% annualized
▪Declared a third quarter dividend on membership stock at 5.6% annualized

Credit Products Highlights:
▪Advances at $79.3 billion
▪Mortgage loans held for portfolio, net at $4.7 billion
▪Letters of credit at $30.9 billion

Community Investment Products Highlights:
▪Allocated $15.0 million to the Affordable Housing Program (AHP) for use in 2025
▪Voluntary contributions of $10.4 million to community investment products

Statements of Income

FHLBank’s net income totaled $134.4 million for the third quarter of 2024, compared to $156.1 million for the third quarter of 2023. The $21.7 million decrease in net income was driven primarily by the following:
▪Net interest income was $195.3 million for the third quarter of 2024, an increase of $6.0 million from $189.3 million during the same prior-year period.
–Interest income was $1,586.5 million for the third quarter of 2024, compared to $1,500.3 million in the same prior-year period. This increase was driven by higher earnings on mortgage-backed securities (MBS) due to growth in the portfolio and higher short-term interest rates.
–Interest expense was $1,391.2 million for the third quarter of 2024, compared to $1,311.0 million in the same prior-year period. This increase was the result of higher short-term interest rates and higher average consolidated obligations.
▪Noninterest income (loss) was $(3.7) million for the third quarter of 2024, compared to $14.0 million in the same prior-year period. This $17.7 million decrease was due primarily to valuation changes in FHLBank’s derivative and trading securities portfolios resulting from declining interest rates in the third quarter of 2024, compared to interest rate increases in the same prior-year period, partially offset by higher letter of credit fees earned.
▪Other expense was $32.6 million for the third quarter of 2024, compared to $27.9 million in the same prior-year period, an increase of $4.7 million. This increase was primarily driven by higher compensation and benefits from higher headcount, higher costs associated with technology and other strategic initiatives, and higher assessed expenses from the Federal Housing Finance Agency (Finance Agency) and the Office of

Finance.
▪Voluntary contributions, in support of our commitment to contribute 5% of prior year’s earnings to community investment products, were $10.4 million for the third quarter of 2024, compared to none in the same prior-year period. This increase was driven by the timing of the contributions to voluntary community investment products.
▪FHLBank allocated $15.0 million to statutory AHP as a result of third quarter 2024 performance.

FHLBank’s net income totaled $437.6 million for the nine months ended September 30, 2024, compared to $455.1 million for the same prior-year period. The $17.5 million decrease in net income was driven primarily by the following:
▪Net interest income was $588.1 million for the nine months ended September 30, 2024, an increase of $41.4 million from $546.7 million during the same prior-year period.
–Interest income was $4,641.7 million for the nine months ended September 30, 2024, compared to $4,295.6 million in the same prior-year period. This increase was driven by higher earnings on MBS due to growth in the portfolio and higher short-term interest rates.
–Interest expense was $4,053.6 million for the nine months ended September 30, 2024, compared to $3,748.9 million in the same prior-year period. This increase was the result of higher short-term interest rates.
▪Noninterest income was $21.7 million for the nine months ended September 30, 2024, compared to $44.8 million in the same prior-year period. This $23.1 million decrease was due primarily to valuation changes in FHLBank’s derivative and trading securities portfolios resulting from declining interest rates in the third quarter of 2024, compared to interest rate increases in the same prior-year period, partially offset by higher letter of credit fees earned.
▪Other expense was $94.8 million for the nine months ended September 30, 2024, compared to $81.6 million in the same prior-year period, an increase of $13.2 million. This increase was primarily driven by higher compensation and benefits from higher headcount and market value changes of deferred compensation agreements, costs associated with technology and other strategic initiatives, and higher assessed expenses from the Finance Agency and the Office of Finance.
▪Voluntary contributions, in support of our commitment to contribute 5% of prior year’s earnings to community investment products, were $27.5 million for the nine months ended September 30, 2024, compared to none in the same prior-year period. This increase was driven by the timing of the contributions to voluntary community investment products.
▪FHLBank allocated $48.8 million to statutory AHP as a result of performance for the nine months ended September 30, 2024.

Statements of Condition

At September 30, 2024, total assets were $116.0 billion, compared with $112.1 billion at December 31, 2023. The increase was primarily due to growth in the MBS portfolio, which totaled $14.0 billion at September 30, 2024, compared to $11.3 billion at year- end 2023. Advances totaled $79.3 billion at September 30, 2024, compared to $78.4 billion at year-end 2023. Member demand for advances continues to be primarily driven by members’ liquidity management practices and sustained competition for deposits. Although advance levels remained relatively flat, it is not uncommon for FHLBank to experience fluctuations in the overall advance portfolio driven primarily by changes in member needs.

Total capital at September 30, 2024, was $6.0 billion, compared to $5.7 billion at December 31, 2023, including retained earnings of $2.0 billion at September 30, 2024, compared to $1.8 billion at December 31, 2023. At September 30, 2024, FHLBank remained in compliance with all regulatory capital requirements.

Dividends

The Board of Directors declared a dividend on subclass B1 (membership) stock equal to an annual yield of 5.6% and a dividend on subclass B2 (activity) stock equal to an annual yield of 9.0%. These dividends will be calculated on stockholders’ average balances during the period July 1, 2024, to September 30, 2024, and be credited to stockholders’ accounts on October 25, 2024.

Looking forward, market and business conditions, including strategic initiatives, can impact FHLBank’s overall performance, as well as the levels of future dividends. FHLBank’s intent is to continue to provide meaningful shareholder return; future dividend rates may not correspond directly with the pace or direction of interest rate changes.

Detailed financial information regarding third quarter and nine months ended September 30, 2024, financial results will be available in FHLBank’s Quarterly Report on Form 10-Q, which FHLBank anticipates filing no later than November 12, 2024.

About FHLBank Pittsburgh

FHLBank Pittsburgh provides reliable funding and liquidity to its member financial institutions, which include commercial and savings banks, community development financial institutions, credit unions and insurance companies in Delaware, Pennsylvania and West Virginia. FHLBank products and resources help support community lending, housing and economic development. As one of 11 Federal Home Loan Banks established by Congress, FHLBank has been an integral and reliable part of the financial system since 1932. Learn more by visiting www.fhlb-pgh.com.

This document contains “forward-looking statements” - that is, statements related to future, not past, events. In this context, forward-looking statements often address FHLBank’s expected future business and financial performance, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek” or “will.” Forward-looking statements by their nature address matters that are, to different degrees, uncertain and involve risk.

Actual performance or events may differ materially from that expected or implied in forward-looking statements because of many factors. Such factors may include, but are not limited to, economic and market conditions including but not limited to real estate, credit and mortgage markets; volatility of market prices, rates and indices related to financial instruments including but not limited to investments and contracts; the occurrence of man-made or natural disasters, endemics, global pandemics, climate change, conflicts or terrorist attacks, or other geopolitical events; political events, including legislative, regulatory, litigation, or judicial events or actions, including those relating to environmental, social, and governance matters; risks related to mortgage-backed securities (MBS); changes in the assumptions used to estimate credit losses; changes in FHLBank’s capital structure; changes in FHLBank’s capital requirements; changes in expectations regarding FHLBank’s payment of dividends; membership changes; changes in the demand by FHLBank members for FHLBank advances; an increase in advance prepayments; competitive forces, including the availability of other sources of funding for FHLBank members; changes in investor demand for consolidated obligations and/or the terms of interest rate exchange agreements and similar agreements; disruptions in the capital markets; changes in the Federal Home Loan Bank System’s debt rating or FHLBank’s rating; the ability of FHLBank to introduce new products and services to meet market demand and to manage successfully the risks associated with new products and services; the ability of each of the other Federal Home Loan Banks to repay the principal and interest on consolidated obligations for which it is the primary obligor and with respect to which FHLBank has joint and several liability; applicable FHLBank policy requirements for retained earnings and the ratio of the market value of equity to par value of capital stock; FHLBank’s ability to maintain adequate capital levels (including meeting applicable regulatory capital requirements); business and capital plan adjustments and amendments; technology and cybersecurity risks; and timing and volume of market activity. Additional risks that might cause FHLBank’s results to differ from these forward-looking statements are provided in detail in FHLBank’s filings with the Securities and Exchange Commission, which are available at www.sec.gov. Forward-looking statements speak only as of the date made and FHLBank has no obligation, and does not undertake publicly, to update or revise any forward-looking statement for any reason.

Unaudited Condensed Statements of Condition and Income
(in millions)

Condensed Statement of Condition	September 30, 2024	December 31, 2023
ASSETS:
Cash and due from banks	$17.4	$11.5
Investments	30,883.8	28,004.2
Advances	79,265.4	78,431.5
Mortgage loans held for portfolio, net	4,746.7	4,697.8
All other assets	1,051.1	1,002.6
Total assets	$115,964.4	$112,147.6

LIABILITIES:
Consolidated obligations	$108,304.8	$104,484.6
All other liabilities	1,698.1	1,983.3
Total liabilities	110,002.9	106,467.9

CAPITAL:
Capital stock	$3,932.4	$3,920.5
Retained earnings	2,034.2	1,831.7
Accumulated other comprehensive income (loss)	(5.1)	(72.5)
Total capital	5,961.5	5,679.7
Total liabilities and capital	$115,964.4	$112,147.6

	For the three months ended September 30,		For the nine months ended September 30,
Condensed Statement of Income	2024	2023	2024	2023
Total interest income	$1,586.5	$1,500.3	$4,641.7	$4,295.6
Total interest expense	1,391.2	1,311.0	4,053.6	3,748.9
Net interest income	195.3	189.3	588.1	546.7

Provision (reversal) for credit losses	(0.8)	1.9	1.1	4.0
Gains (losses) on investments	4.3	(2.4)	3.3	(1.1)
Gains (losses) on derivatives and hedging	(17.9)	7.3	(10.6)	21.2
Other income	9.9	9.1	29.0	24.7
Other expense	32.6	27.9	94.8	81.6
Voluntary contributions	10.4	—	27.5	—
Income before assessments	149.4	173.5	486.4	505.9

AHP assessment	15.0	17.4	48.8	50.8
Net income	$134.4	$156.1	$437.6	$455.1

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